UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

Buffalo Wild Wings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

119848109

(CUSIP Number)

Richard T. McGuire III

Marcato Capital Management LP

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 796-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Richard M. Brand

Joshua A. Apfelroth

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

April 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 119848109	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 982,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 982,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 982,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IA

SCHEDULE 13D

CUSIP No. 119848109	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 982,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 982,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 982,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 119848109	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato International Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 950,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 119848109	Page 5 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Special Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 119848109	Page 6 of 9

This amendment No. 10 to Schedule 13D (this “Amendment No. 10”), amends and supplements the Schedule 13D (the “Initial 13D”) filed on July 25, 2016 (the Initial 13D and, as amended and supplemented through the date of this Amendment No. 10, collectively the “Schedule 13D”) with respect to the Common Stock, no par value (the “Shares”), of Buffalo Wild Wings, Inc., a Minnesota corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 10 shall have the meaning ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4.	Purpose of Transaction

On April 20, 2017, Marcato filed its definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”).

Also on April 20, 2017, Marcato (i) issued a press release announcing the filing of the Definitive Proxy Statement, (ii) sent a letter to shareholders of the Issuer and (iii) released a presentation. The press release and letter are attached hereto as Exhibit Q and incorporated herein by reference. The presentation is attached hereto as Exhibit R and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 119848109	Page 7 of 9

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, (i) Marcato, and Mr. McGuire may each be deemed to be the beneficial owners of 982,600 Shares, constituting approximately 6.1% of the Shares, (ii) Marcato International may be deemed to be the beneficial owner of 950,000 Shares (the “Marcato International Shares”) constituting approximately 5.9% of the Shares and (iii) Marcato Special Opportunities Fund may be deemed to be the beneficial owners of 32,600 Shares (collectively with the Marcato International Shares, the “Marcato Shares”) constituting approximately 0.2% of the Shares, each based upon a total of 16,136,768 Shares outstanding as of March 24, 2017 (based on disclosure in amendment no. 1 the Issuer’s preliminary proxy statement on Schedule 14A filed with the SEC on April 5, 2017).

(b) Marcato International may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 950,000 Shares. Marcato Special Opportunities Fund may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 32,600 Shares. Marcato, as the investment manager of Marcato International and Marcato Special Opportunities Fund, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares and, therefore, Marcato may be deemed to be the beneficial owner of the Marcato Shares. By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

(c) The transactions by Marcato Special Opportunities Fund in the securities of the Issuer during the past sixty days are set forth in Exhibit S. Except as set forth in Exhibit S attached hereto, there have been no other transactions by the Reporting Persons in the securities of the Issuer in the past sixty days.

(d) The limited partners of (or investors in) Marcato International and Marcato Special Opportunities Fund, or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

SCHEDULE 13D

CUSIP No. 119848109	Page 8 of 9

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement*

Exhibit B: Schedule of Transactions in Shares*

Exhibit C: Letter, dated August 17, 2016*

Exhibit D: Presentation, dated August 25, 2016*

Exhibit E: Schedule of Transactions in Shares*

Exhibit F: Joinder Agreement*

Exhibit G: Presentation, dated October 5, 2016*

Exhibit H: Schedule of Transactions in Shares*

Exhibit I: Letter, dated October 13, 2016*

Exhibit J: Letter, dated December 6, 2016*

Exhibit K: Schedule of Transactions in Shares*

Exhibit L: Notice, dated February 6, 2017

Exhibit M: Press Release, dated February 6, 2017*

Exhibit N: Form of Engagement and Indemnification Agreement*

Exhibit O: Schedule of Transactions in Shares*

Exhibit P: Joint Filing Agreement, dated February 16, 2017*

Exhibit Q: Press Release and Letter, dated April 20, 2017

Exhibit R: Presentation, dated April 20, 2017

Exhibit S: Schedule of Transactions in Shares

*	Previously filed.

SCHEDULE 13D

CUSIP No. 119848109	Page 9 of 9

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2017

Marcato Capital Management LP◆
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III◆
Richard T. McGuire III

Marcato International Master Fund Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato Special Opportunities Master Fund LP
By: MCM I General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

◆	This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.